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Supplement to Prospectus Supplement
dated September 24, 1998
(To Prospectus dated August 21, 1998)

                               INDYMAC ABS, INC.
                                   DEPOSITOR

                                     [LOGO]

                           SELLER AND MASTER SERVICER

                      HOME EQUITY LOAN ASSET-BACKED TRUST,
                               SERIES SPMD 1998-A
                                     ISSUER

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     The Class BF certificates will be purchased by Merrill Lynch, Pierce,
Fenner & Smith Incorporated from the Seller and will be offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The proceeds to the Seller from the sale of the Class BF certificates are expected to be approximately $7,640,783.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to make a secondary market in the Class BF certificates but has no obligation to do so. The Seller has agreed to indemnify against or make contributions to the Underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Class BF certificates are offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to prior sale, when, as and if delivered to and accepted by Merrill Lynch, Pierce, Fenner & Smith and subject to its right to reject orders in whole or in part. It is expected that the Class BF certificates will be delivered at the offices of Merrill Lynch, Pierce, Fenner & Smith Incorporated in New York, New York on or about November 2, 1998.
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                              MERRILL LYNCH & CO.

                The date of this Supplement is November 2, 1998.